Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Will FANG Lead The Market Rebound?

Now that we’re in the first secular bear market since the 2008-09 financial crisis, it’s a good time to step back and think ahead.

Once the worst aspects of the COVID-19 crisis are behind us, how will the markets react? When will the market rebound and will the equity markets reach pre-COVID-19 levels? –And, what could help lead the market rebound?

Many investors may flock to technology stocks, expecting a rebound due to the nature of their online businesses; and, more specifically, those technology stocks that make up the NYSE® FANG+™ Index.

The FANG Gang

The NYSE® FANG+™ Index—an equal-weighted index that includes Amazon.com Inc. (NASDAQ: AMZN), Netflix Inc. (NASDAQ: NFLX), Apple Inc. (NASDAQ: AAPL), Facebook Inc. (NASDAQ: FB), Alphabet Inc. (NASDAQ: GOOG) (NASDAQ: GOOGL), Alibaba (NYSE: BABA), Baidu (NASDAQ: BIDU), NVIDIA Corporation (NASDAQ: NVDA), Tesla Motors (NASDAQ: TSLA) and Twitter Inc. (NYSE: TWTR)—has outperformed both the S&P 500® Index and Nasdaq 100 since September 19, 2014 on a total return basis.

Even though the performance of the NYSE® FANG+™ Index has been negative on the year, the index has outperformed the S&P 500® Index and the NASDAQ-100 Index year-to-date, on a total return and price basis.

The securities in the NYSE® FANG+™ Index represent some of the largest technology and tech-enabled companies, which many consider to be "The New Economy"—from cloud services, graphics processors and artificial intelligence to online shopping, online entertainment, and social media. As a result, it’s not unreasonable to expect some investors to place their faith in big tech to lead a market rebound.

Ways to Gain Exposure

In addition to buying each stock individually, there are a few ways to gain exposure to the NYSE FANG+ Index.

For investors interested in a buy-and-hold approach, there is the MicroSectors FANG+ ETN (NYSE: FNGS); an exchange-traded note that offers investors the return of the NYSE FANG+ Index, net of product fees.

For sophisticated investors who are bullish, there is the MicroSectors FANG+ Index 2X Leveraged ETN (NYSE: FNGO), a leveraged exchange-traded note that attempts to deliver two times the daily return of the NYSE FANG+ Index, and the MicroSectors FANG+ Index 3X Leveraged ETN (NYSE: FNGU), a leveraged exchange-traded note that attempts to deliver three times the daily return of the same index.

Please note that leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements and product supplements for information.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.